

16021272

SION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | May 31, 2017 |
| Estimated average burden hours per response...... | 12.00 |

Mail Processing Section

MAY 16 2016

Washington DC 400

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 65577 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Blackbook Capital , LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**100 Wall Street, 32nd Floor**
(No. and Street)

| New York | NY | 10005 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Franklin Ogele** **973-277-4239**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Tuttle, Nathan Talmadge**
(Name – *if individual, state last, first, middle name*)

| 11152 Westheimer Rd. #137 | Houston | TX | 77042 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JG

## OATH OR AFFIRMATION

I, FRANKLIN OGELE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLACKBOOK CAPITAL LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

PRESIDENT

Title



5/11/16

Notary Public

FATIMA MUHAMMAD
NOTARY PUBLIC OF NEW JERSEY
I.D. # 2380743
My Commission Expires 12/10/2018



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BLACKBOOK CAPITAL, LLC**

**Financial Statements and Supplemental Schedules**
**Required by the U.S. Securities and Exchange Commission**

**Including Independent Auditor's Report Thereon**

**For the Year-Ended December 31, 2015**

# Contents

**Nathan T. Tuttle, CPA**

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

## INDEPENDENT AUDITOR'S REPORT

**To the Director s of**
**Blackbook Capital, LLC**
**100 Wall Street**
**32nd Floor**
**New York, NY 10005**

### Report on the Financial Statements

I have audited the accompanying financial statements of Blackbook Capital, LLC (the "Company") which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

**Opinion**

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blackbook Capital, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Report on Supplementary Information**

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



Houston, TX
May 11, 2016

Nathan T Tuttle, CPA

**BLACKBOOK CAPITAL, LLC**

**Financial Statements**

**Statement of Financial Condition**

**As of and for the Year-Ended December 31, 2015**

| | | |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Cash | $ | 8,226 |
| Other current assets | | |
| Equities, at market value | | - |
| Commission receivable | | 70,087 |
| Total other current assets | | 70,087 |
| Total current assets | | 78,313 |
| Other assets | | |
| Notes receivable | | 315,898 |
| Equipment, net | | 23,530 |
| Total other assets | | 339,428 |
| **TOTAL ASSETS** | | **417,741** |
| **LIABILITIES & EQUITY** | | |
| Liabilities | | |
| Current liabilities | | |
| Accounts payable | | 15,910 |
| Accrued liabilities | | 41,029 |
| **Total liabilities, all current** | | **56,939** |
| **Equity** | | |
| Common stock - members | | 130,000 |
| Paid in capital | | 366,078 |
| Retained earnings | | (105,875) |
| Net income | | (29,401) |
| **Total equity** | | **360,802** |
| **TOTAL LIABILITIES & EQUITY** | **$** | **417,741** |

The accompanying notes are an integral part of these financial statements.

**BLACKBOOK CAPITAL, LLC**

**Financial Statements**

**Statement of Operations**

**As of and for the Year-Ended December 31, 2015**

| | |
|---|---|
| **Ordinary Income/Expense** | |
| Income | |
| Brokerage activities | 1,311,730 |
| Investment banking fee | 134,684 |
| Margin interest rebate | 25,681 |
| **Total income** | 1,472,095 |
| **Expense** | |
| Clearing charges | 111,759 |
| Commissions & remunerations | 1,100,022 |
| Depreciation | 6,000 |
| Insurance | 55,146 |
| Interest | 844 |
| Office & General | 62,135 |
| Payroll and related taxes | 20,034 |
| Professional fees | 49,846 |
| Regulatory Fees & licenses | 95,306 |
| Trading Technology | 6,079 |
| **Total expense** | 1,507,171 |
| **Net ordinary income** | (35,076) |
| Other income/expense | |
| Other income | |
| Interest income | 20 |
| Other Income | 5,655 |
| **Total other income** | 5,675 |
| **Net other income** | 5,675 |
| **Net Income (loss)** | **$ (29,401)** |

The accompanying notes are an integral part of these financial statements.

**BLACKBOOK CAPITAL, LLC**

**Financial Statements**

**Statement of Cash Flows**

**As of and for the Year-Ended December 31, 2015**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net gain (loss) | $(29,401) |
| Change in operating assets and liabilities: | |
| Accounts & Notes receivable | 23,746 |
| Furniture and equipment, net | 758 |
| Equities | (17,060) |
| Accounts payable and accrued expenses | (32,554) |
| Net cash provided (used) from operating activities | (54,511) |
| **Cash flows from investing activities** | - |
| **Cash flows from financing activities:** | |
| Capital additions (withdrawals) | (20,096) |
| **Net increase (decrease) in cash** | **(74,607)** |
| **Cash at beginning of year** | **82,833** |
| **Cash at end of year** | **$ 8,226** |

The accompanying notes are an integral part of these financial statements.

**BLACKBOOK CAPITAL, LLC**

**Financial Statements**

**Statement of Changes in Ownership Equity**

**As of and for the Year-Ended December 31, 2015**

| | |
|---|---|
| Balance at January 1, 2015 | $ 444,499 |
| Capital withdrawals | (54,296) |
| Net income (loss) | (29,401) |
| Balance at December 21, 2015 | $ 360,802 |

The accompanying notes are an integral part of these financial statements.

**BLACKBOOK CAPITAL, LLC**

**Financial Statements**

**Statement of Changes in Subordinated Liabilities**

**As of and for the Year-Ended December 31, 2015**

| | |
|---|---|
| Balance at January 1, 2015 | $ - |
| Addition | - |
| Reductions | - |
| Balance at December 31, 2015 | $ - |

The accompanying notes are an integral part of these financial statements.

**BLACKBOOK CAPITAL, LLC**
**Notes to Financial Statements**
**As of and for the Year-Ended December 31, 2015**

## NOTE 1 - ORGANIZATION

Blackbook Capital, LLC ("The Company") is successor to Franklin Christopher Investment Bankers, Inc. Blackbook Capital, LLC was originally formed in the state of Delaware on November 10, 2009, as Franklin Christopher Investments LLC. The company name was changed to Blackbook Capital, LLC effective March 1, 2010. The Company is a broker-dealer engaged primarily in the sale of securities and investments. The Company is registered as a broker-dealer with, and is a member of, the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.
Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the Company's customers and maintains and preserves related books and records customarily kept by a clearing broker-dealer

## NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Securities transactions and the related commission revenue and expenses are recorded on the trade date.

The company clears its customer accounts through another member broker-dealer.

The Company operates as a limited liability company and is a disregarded entity for income tax purposes. Consequently, the individual members recognize profits and losses of the Company and any related tax liability thereon, on the Members income tax return.

Securities are carried at market value.

An exemption from Rule 15c3-3 under section (K)(2)(ii) is claimed on the basis that all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

## NOTE 3 - INCOME TAXES

No provision for has been made for Federal or state income taxes since the taxable income or loss of the Company is to be included in the returns of the Member. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates. The Company has accrued $1,200 for Local Income Taxes.

The Company follows guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income

tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The income tax position taken by the Company for any years open under the various statutes of limitations is that the Company continues to be exempt from income taxes by virtue of its pass-through entity status. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefit of this income tax position (no income tax expense or liability) has been recognized for the years ended on or before December 31, 2014.

The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 15 months of the reporting date.

**NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK**

As a securities broker-dealer, the Company can be engaged in buying and selling securities for a diverse group of retail and institutional investors. The Company would introduce these transactions for clearance to another broker-dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy obligations to the Company and the Company's ability to liquidate collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations the Company may incur a loss.

**NOTE 5 - CONTINGENT LIABILITIES**

Under an agreement with its clearing broker, the Company is contingently liable for:

- A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer;
- Failures of a customer of the company to meet any margin call or any maintenance call;
- The Company was involved in three customer arbitrations and one industry arbitration. One (1) customer arbitration was dismissed and the other settled, leaving one open customer arbitration and one open industry arbitration as of December 31, 2015.

**NOTE 6 - LEASE OBLIGATION**

From January 2015 through June 2015, the Company occupied office space in Manhattan for which there is written authorization but no formal lease agreement. The company paid rent to a related party, APEX, until it vacated the space. From July 2015 through December 2015, the Company occupies office space in Manhattan for which the Company contributed $7,500.00 per month for use of the space to Unity Financial, an operator of the Company's Office of Supervisory Jurisdiction Branch Office ("OSJ Branch Office").

**NOTE 7 – RELATED PARTY**

The Company engages in, and has receivables from, various related parties.

**NOTE 8 – PENDING LITIGATION**

The Company is involved in several litigation matters, some as plaintiff and others as defendant. At this stage in these litigation matters it is impractical to render an opinion as to whether the likelihood of an unfavorable outcome is either "probable" or "remote," however, the Company believes it has meritorious claims and defenses and is vigorously defending all litigation. As such, these financial statements do not contain contingencies for potential negative consequences of pending legal litigation.

**NOTE 9 - SUBSEQUENT EVENTS**

Management has evaluated all subsequent events through May 11, 2016, the date that these financial statements were available to be issued. On or about August 1, 2015, BlackBook Holdings, the broker/dealer related-party, assumed a settlement liability by pledging sufficient assets and making payments. The liability was subsequently fully settled and released on March 9, 2016.

## BLACKBOOK CAPITAL, LLC
## Supplementary Schedules Pursuant to SEA Rule 17a-5
## Of the Securities and Exchange Act of 1934
**As of and for the Year-Ended December 31, 2015**

**Computation of Net Capital**

| | |
|---|---|
| Total Stockholder's Equity | $360,802 |
| Non-Allowable Assets | |
| Notes receivable | 315,898 |
| Fixed Assets (net) | 23,530 |
| Haircuts on Securities Positions | |
| Securities Haircuts | - |
| Undue Concentration Charges | - |
| Net Allowable Capital | $21,374 |

**Computation of Basic Net Capital Requirement**

| | |
|---|---|
| Minimum Net Capital Required as a Percentage of Aggregate Indebtedness | $ 3,798 |
| Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer | $ 5,000 |
| Net Capital Requirement | $ 5,000 |
| Excess Net Capital | $ 16,374 |

**Computation of Aggregate Indebtedness**

| | |
|---|---|
| Total Aggregate Indebtedness | $56,939 |
| Percentage of Aggregate Indebtedness to Net Capital | 266.39% |

**Reconciliation of Original to Amended FOCUS IIA Computation of Net Capital Under Rule 15c3-1**

| | | |
|---|---|---|
| Net Capital Computed and Reported on Original FOCUS IIA as of | December 31, 2015 | $ 42,471 |
| Adjustments | | |
| Increase (Decrease) in Equity | | (9,878) |
| (Increase) Decrease in Non-Allowable Assets | | (10,122) |
| (Increase) Decrease in Securities Haircuts | | - |
| Net Capital per Amended FOCUS | | 22,471 |
| Reconciled Difference | | - |

**Reconciliation of Amended to Audited FOCUS IIA Computation of Net Capital Under Rule 15c3-1**

| | | |
|---|---|---|
| Net Capital Computed and Reported on Amended FOCUS IIA as of | December 31, 2015 | $ 22,471 |
| Adjustments | | |
| Increase (Decrease) in Equity | | (36,297) |
| (Increase) Decrease in Non-Allowable Assets | | 34,200 |
| (Increase) Decrease in Securities Haircuts | | 1,000 |
| Net Capital per Audit | | 21,374 |
| Reconciled Difference | | - |

**BLACKBOOK CAPITAL, LLC**
**Supplementary Schedules Pursuant to SEA Rule 17a-5**
**Of the Securities and Exchange Act of 1934**
As of and for the Year-Ended December 31, 2014

## Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $21,374 which was $16,374 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 266.39%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

## Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

## Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

**BLACKBOOK CAPITAL, LLC**
**Supplementary Schedules Pursuant to SEA Rule 17a-5**
**Of the Securities and Exchange Act of 1934**
As of and for the Year-Ended December 31, 2015

**Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)**

**BLACKBOOK CAPITAL LLC**
Member: FINRA • SIPC
www.blackbookcapital.com
17 Roosevelt Drive
Hillside, NJ 07205
Phone (973) 277 4239 / Fax (862) 772 3985

MARCH 30, 2016

Nathan Tuttle, CPA
1800 Rivercrest Dr., Ste. 720
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, BLACKBOOK CAPITAL LLC

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;
2. We have met the identified exemption from January 1, 2015 through December 31, 2015, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,



3/30/2016

FRANKLIN OGELE
PRESIDENT
BLACKBOOK CAPITAL LLC

Date

**Nathan T. Tuttle, CPA**

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

## EXEMPTION REVIEW REPORT

15c3-3 (k)(2)(ii)

Franklin Ogele
Blackbook Capital, LLC
17 Roosevelt Drive
Hillside, NJ 07205

Dear Franklin Ogele:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Blackbook Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Blackbook Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3. Blackbook Capital, LLC stated that it has met the identified exemption provisions of 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception. Blackbook Capital, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Blackbook Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.



Houston, Texas
May 11, 2016

**Blackbook Capital, LLC**
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

Blackbook Capital, LLC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2015, which were agreed to by Blackbook Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Blackbook Capital, LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Blackbook Capital, LLC's management is responsible for Blackbook Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.

2. Compared audited Total Revenue for the period of January 01, 2015 through December 31, 2015 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no a decrease in total revenue of $1,999, resulting in an overpayment of $416.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Nathan T. Tuttle, CPA
May 11, 2016
Houston, TX

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065577 FINRA DEC
BLACKBOOK CAPITAL LLC
100 WALL STREET 22ND FLOOR
NEW YORK NY 10005-3701

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Franklin Ogele 973-277-4239

| | | |
|---|---|---|
| 2. A. General Assessment (item 2e from page 2) | | $ 3,418 |
| B. Less payment made with SIPC-6 filed (exclude interest) 6-30-2015 Date Paid | | ( 1,607 ) |
| C. Less prior overpayment applied | | ( 0 ) |
| D. Assessment balance due or (overpayment) | | 1,811 |
| E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum | | 0 |
| F. Total assessment balance and interest due (or overpayment carried forward) | | $ 1,811 |
| G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $ 1,811 | |
| H. Overpayment carried forward | $( ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BLACKBOOK CAPITAL, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of March, 2016.

MEMBER
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: